Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year Second Quarter 2016 Financial Results

TOKYO, November 13, 2015 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of artificial intelligence (AI)-based big data analysis services, announced today its unaudited financial results for the fiscal second quarter ended September 30, 2015 (the “second quarter 2016”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Second Quarter 2016 Financial Highlights

•                  Net sales increased by 71.7% year over year to JPY2,695 million (US$22.5 million).

•                  Net sales from eDiscovery solutions increased by 74.6% year over year to JPY2,545 million (US$21.2 million).

“Our top-line for the second quarter 2016 showed robust year-over-year growth of 71.7%, setting a record high for quarterly sales and demonstrating that UBIC has entered a new stage of growth powered by our expanding presence in the U.S.” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto. “Our rapidly improving portfolio of AI-based analysis products coupled with our synergistic acquisitions in the U.S. market provide the foundation for us to accelerate financial growth and to expand rapidly into new fields that demand our technology.”

“In the last year and a half, we made significant inroads into the United States, the largest eDiscovery market globally and a strategic focus for our company, through our acquisition of two complementary and well-established eDiscovery providers. Our acquisition of TechLaw Solutions, Inc. (“TLS”) in August 2014 has provided us with many large-scale review projects in the East Coast region of the U.S. To build upon this momentum and achieve geographic balance, in July 2015, we acquired EvD, Inc. (“EvD”), a San Francisco-based eDiscovery firm with a robust sales presence on the U.S. West Coast. The strong synergy among EvD, TLS and UBIC has enabled us to rapidly become an eDiscovery leader in the U.S. and secure new clients with large, national projects. These projects have provided a tremendous boost to our top-line, as evidenced by our record high sales in the recent quarter, of which the U.S. market comprised 61%.”

“At heart we remain a technology company, and as such we must rely on enhancing our existing products and introducing new innovative solutions to thrive and enter a new stage of growth. In the recent quarter, we introduced “Lit i View AI Sukedachi Samurai”, which utilizes our sophisticated AI to help corporations better analyze their corporate data and identify risks and opportunities. We also launched “Lit i View PATENT EXPLORER,” in the second quarter 2016, which significantly boosts the efficiency of patent review. Our expanding portfolio of innovative, AI-based analysis solutions has driven our expansion from eDiscovery into new fields such as healthcare, marketing, finance, and beyond. In order to facilitate our expansion into the marketing space, we established our subsidiary, Rappa, in late August. By leveraging our big data capabilities to provide services in the B2C segment, we are opening up many possibilities for future growth in the marketing sector. In the healthcare field, we continue to strengthen our partnerships with hospitals, universities and other institutions to develop and offer AI-based solutions to enhance patient care, drug discovery, and disease diagnosis through our subsidiary, UBIC MEDICAL Inc. As we enter into a new stage of growth, UBIC is well-positioned to accelerate the adoption of our AI-based technology on a global scale and in new fields.”

Second Quarter 2016 Financial Results

SALES: Net sales for the second quarter 2016 increased by 71.7% to JPY2,695 million (US$22.5 million) from JPY1,569 million in the prior year period. This increase was primarily due to the addition of U.S. projects and clients resulting from the Company’s acquisitions of EvD, as well as the steady performance of large-scale, cartel-related orders from Japanese corporations.

GROSS PROFIT: For the second quarter 2016, gross profit increased by 47.0% to JPY1,303 million (US$10.9 million) from JPY886 million in the prior year period. Gross margin was 48.3% in the second quarter 2016 compared with 56.5% in the prior year period. The decline in gross margin was primarily attributable to costs and expenses related to software improvements to adapt and customize UBIC’s Lit i View to the U.S. market.

OPERATING EXPENSES AND INCOME (LOSS): Total operating expenses for the second quarter 2016 increased by 63.8% to JPY1,259 million (US$10.5 million) from JPY769 million in the prior year period. Operating income was JPY44 million (US$0.4 million), as compared to JPY117 million in the prior year period. The decline in operating income was primarily due to costs related to the acquisition of EvD and amortization of its goodwill.

NET INCOME (LOSS): Net loss for the second quarter 2016 was JPY123 million (US$1.0 million) as compared to a net income of JPY150 million in the prior year period, primarily due to expenses related to the acquisition of EvD and the amortization of its goodwill.

EARNINGS (LOSS) PER SHARE: Net loss per ordinary share (basic) for the second quarter 2016 was JPY3.99 (US$0.03) from a net income per ordinary share (basic) of JPY6.74 in the prior year period.

As of September 30, 2015, the Company had a total of 35,491,360 ordinary shares outstanding, or the equivalent of 17,745,680 ADSs. Each ADS represented two shares of the Company’s common stock.

BALANCE SHEET: As of September 30, 2015, the Company’s cash and deposits were JPY2,353 million (US$19.6 million).

Financial Outlook

Based on information available as of November 13, 2015, the Company expects its sales to be approximately JPY10,300 million (US$86.0 million), up from its previous expectation of JPY8,000 million, and representing year-over-year growth of approximately 64.2%; and operating income to be approximately JPY600 million (US$5.0 million), consistent with its previous guidance. The Company revised its sales outlook to reflect the impact from the acquisition of EvD. The Company believes and expects that its acquisition of EvD will strengthen its pipeline, resulting in an increase in net sales and improved profitability, but those benefits are expected to be partially offset by an increase in operating expenses for acquisition-related costs and goodwill amortization, as well as by unfavorable business performance of the Company’s other U.S. subsidiaries.

Recent Developments

August 27, 2015 — UBIC Establishes Subsidiary Rappa

In order to accelerate its expansion into the marketing sector, UBIC established Rappa, Inc., which is specialized in marketing operations, including the analysis of information available on the Internet by using UBIC’s AI technology. Rappa has an advantage in data analysis that quickly identifies individuals’ preferences and inclinations with a high degree of accuracy by using AI technology to flexibly analyze unstructured textual data, which is difficult to analyze using existing technologies.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY119.81 to US$1.00, the noon buying rate in effect on September 30, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its proprietary AI-based software program, “VIRTUAL DATA SCIENTIST” or VDS. Developed by UBIC based on knowledge acquired through its litigation support services, the VDS program incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC